Exhibit (e)(5)

November 25, 2019

David Loschinskey
[***]

Dear Dave:

As you are aware, Diplomat Pharmacy, Inc. (the “Company”) is in negotiations with UnitedHealth Group Incorporated and its affiliates (“UHG”) for UHG to acquire the Company (the “Potential Transaction”).  While the specific terms of the Potential Transaction are still being negotiated and nothing is final, we foresee the Potential Transaction closing in early 2020.

The Diplomat Pharmacy, Inc. Executive Severance Plan (the “Plan”) provides certain “Severance Benefits” in the event of a “Qualifying Termination,” which is defined as a termination of a participant’s employment by the Company without “Cause” or a participant’s resignation for “Good Reason,” or a “CIC Qualifying Termination” which is a Qualifying Termination that occurs within twelve (12) months following the consummation of a “Change in Control.”  As a result of ongoing negotiations with UHG and at the request of UHG, the Company is asking for your consent, as a participant in the Plan, to the following amendments to the Plan and your Participation and Restrictive Covenant Agreement, in each case, (A) subject to and effective as of the closing of the Potential Transaction and (B) notwithstanding any provision in the Plan that may restrict amendment of the Plan:

1.              The definition of “Monthly CIC Severance Amount” will be revised to read as follows:

“Monthly CIC Severance Amount” shall mean Participant’s Monthly Base Salary.

2.              The definition of “Monthly Severance Amount” (as defined in your Participation and Restrictive Covenant Agreement) will be revised to read as follows:

“Monthly Severance Amount” shall mean Participant’s Monthly Base Salary.

Except with respect to the amendments described herein, all terms of the Plan and your Participation and Restrictive Covenant Agreement shall continue to apply without modification.

To confirm your understanding of and agreement to the foregoing, please sign below and return one duplicate original of this letter to Christina Flint.  You should keep the other duplicate original for your records.

Sincerely,

Diplomat Pharmacy, Inc.

By:	/s/ Brian Griffin
Name:	Brian Griffin
Title:	Chairman & CEO

I understand and agree to the terms of the foregoing.

By:	/s/ David Loschinskey
David Loschinskey

Date:	November 25, 2019